Ryan Sansom

+1 617 937 2335

rsansom@cooley.com

October 13, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Michael Fay

    Daniel Gordon

    Ada Sarmento

    Suzanne Hayes

Re:	CinCor Pharma, Inc.

    Draft Registration Statement on Form S-1

    Submitted August 27, 2021

    CIK No. 0001868734

Ladies and Gentlemen:

On behalf of our client CinCor Pharma, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated October 1, 2021 (the “Comment Letter”), relating to the Company’s Confidential Draft Registration Statement on Form S-1, confidentially submitted on August 27, 2021 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings set forth in the Amended Draft Registration Statement.

Cooley LLP 500 Boylston Street, 14th Floor, Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

October 13, 2021

Page Two

Draft Registration Statement on Form S-1 submitted August 27, 2021

Prospectus Summary

Overview, page 1

1.

Please delete statements indicating or implying safety or efficacy throughout your filing. Safety and efficacy determinations are solely within the authority of the FDA or similar foreign regulators and are assessed throughout all clinical trial phases. For example, we note the following statements:

•	We believe data from this trial has the potential to demonstrate that CIN-107 may enable patients to achieve blood pressure control at an earlier time point using fewer antihypertensive agents.

•

By virtue of its mechanism of action and the pharmacokinetics and pharmacodynamics profile observed in Phase 1 trials, we believe that CIN-107 could be an ideal drug to address the excess aldosterone synthesis that is the hallmark of PA.

•

By virtue of its mechanism of action of directly inhibiting aldosterone synthesis, we believe there is strong rationale for the use of CIN-107 in CKD. We believe CIN-107 has the potential to lower overall systemic aldosterone levels, which not only drives a blood pressure lowering effect, but also has a direct effect on the progression of CKD by reducing the non-genomic effects of aldosterone.

•

Based on CIN-107’s mechanism of directly inhibiting the synthesis of aldosterone, we believe CIN-107 is well-suited to address the excess aldosterone levels resulting from PA and, thereby, treat the associated hypertension.

•

Based on the significant reductions of aldosterone levels that we have observed with CIN-107 in our preclinical studies and Phase 1 trials, we believe CIN-107 has the potential to reduce the aldosterone-mediated end-organ effects on the kidney, and, thereby, modify the progression of CKD.

•

Unlike currently available RAAS-modifying antihypertensive agents, CIN- 107 directly reduces the amount of aldosterone produced rather than inhibiting intermediary steps along the RAAS axis. As a result, CIN-107 not only modulates the genomic, blood pressure-lowering effects of aldosterone, but also has the potential to mitigate aldosterone’s non-genomic effects that contribute to the pathophysiology of several cardio-renal diseases.

•

The results from this trial confirmed the ability of CIN-107 to significantly lower aldosterone levels in a dose-dependent manner at daily doses of 5 mg of CIN-107 or less without affecting levels of cortisol or its precursors.

Cooley LLP 500 Boylston Street, 14th Floor, Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

October 13, 2021

Page Three

•	We believe these results provide further confirmation that CIN-107 is highly selective in inhibiting aldosterone synthase with no effect on cortisol synthesis.

Please revise this disclosure and similar statements throughout your prospectus to remove any suggestion that there is an expectation that your product candidate will be effective or will have improved performance. You may provide a summary of the objective observations from your trials without stating your conclusions or predictions. Additionally, discussions of your trial observations are more appropriate in the Business section where full and proper context can be provided..

In response to the Staff’s comment, the Company has revised the disclosures throughout the Amended Draft Registration Statement and namely, has revised the disclosures on pages 4, 5, 6, 96, 99, 104, 105, 106 and 113.

Our Pipeline, page 2

2.	Please explain the references to “brightn: and “spark-PA.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 93 of the Amended Draft Registration Statement to clarify that “BrigHtn” refers to the Company’s Phase 2 clinical trial in patients with treatment resistant hypertension and “Spark-PA” refers to the Company’s Phase 2 clinical trial in patients with primary aldosteronism.

CIN-107 Overview, page 3

3.

We note your disclosure in this section that CIN-107 “significantly lowered” aldosterone levels without affecting cortisol levels across a wide range of doses in multiple preclinical in vivo studies, that the selectivity of CIN-107 was “further confirmed” in multiple Phase 1 clinical trials in healthy volunteers, and that 10 mg of CIN-107 demonstrated “near complete suppression” of aldosterone levels in the single ascending dose trial. Please revise these statements and similar statements made in the chart beginning on page 100 to remove any implication that CIN-107 is effective as determinations of efficacy are solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy, and such discussion is more appropriate in the Business section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, and 100-103 of the Amended Draft Registration Statement.

Cooley LLP 500 Boylston Street, 14th Floor, Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

October 13, 2021

Page Four

Risk Factors, page 13

4. Given the length of your risk factor section, please revise to comply with Regulation S-K Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption “General Risk Factors.”

In response to the Staff’s comment, the Company has relocated risks that could generically apply to any registrant or offering to the end of the section under the caption “General Risk Factors” on pages 67-69 of the Amended Draft Registration Statement.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware, page 69

5.	Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Amended Draft Registration Statement.

Market and Industry Data, page 72

6.

We note your disclosure that you obtained the industry, statistical and market data included in the prospectus from your own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties, and the sources of such data cannot guarantee the accuracy or completeness of such information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Amended Draft Registration Statement.

Summary of Completed Phase 1 Clinical Trials of CIN-107, page 100

7.	Please revise to disclose the primary and secondary endpoints and whether they were met.

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that only one of its Phase 1 clinical trials was designed with primary and secondary endpoints. The Phase 1 clinical trial which was designed with primary and secondary endpoints was conducted by F. Hoffmann-La Roche Ltd and Hoffmann La-Roche Inc. before CIN-107 was in-licensed by the Company. In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Amended Draft Registration Statement to clarify that one of the Phase 1 clinical trials described was designed with primary and secondary endpoints. The Company has revised the disclosures on pages 101-103 to describe that the other Phase 1 clinical trials were designed with objectives, rather than primary and secondary endpoints.

Our Solution--CIN-107, page 107

8.

We note your disclosure in this section that you believe CIN-107 has the potential to become the “standard-of-care” for the treatment of hypertension, including potential use as an earlier line of therapy. This statement implies that your product candidate will be effective and will replace the current standard of care before a competing product candidate does, neither of which is appropriate at this stage of development. Please revise your registration statement to remove this language.

Cooley LLP 500 Boylston Street, 14th Floor, Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

October 13, 2021

Page Five

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Amended Draft Registration Statement.

Additional Planned Clinical Trials for CIN-107 in Hypertension Planned Pivotal Phase 3 Clinical Trials in Hypertension, page 108

9.

We note your disclosure that you expect to satisfy the safety database requirement based on the combination of your ongoing and planned Phase 2 clinical trials and your planned Phase 3 pivotal clinical trials of CIN-107. Please explain the reference to “safety database requirement” and that there is no guarantee that you will not have to complete additional trials or studies.

In response to the Staff’s comment, the Company has revised the disclosure on pages 111 of the Amended Draft Registration Statement.

CIN-107 for the Treatment of Chronic Kidney Disease Preclinical Data, page 110

10.

Please revise your disclosure that you believe the “encouraging” results of the in vivo preclinical study discussed in this section support the further evaluation of CIN-107 in a clinical trial to assess the potential of CIN-107 in delaying the progression of CKD to avoid any suggestion that your product candidate has demonstrated safety or efficacy.

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Amended Draft Registration Statement.

License with Roche, page 112

11.	Please revise to narrow your disclosure of the applicable royalty percentage to a range that is clearly ten percentage points or less.

In response to the Staff’s comment, the Company has revised the disclosure on pages 82 and 116 of the Amended Draft Registration Statement.

Intellectual Property, page 113

12.	For each of your patent portfolios, please revise to disclose the material foreign jurisdictions where you own or license patents or patent applications.

Cooley LLP 500 Boylston Street, 14th Floor, Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

October 13, 2021

Page Six

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Amended Draft Registration Statement.

Management Non-Employee Directors, page 126

13.

Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Ignelzi should serve as a director for your company, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Amended Draft Registration Statement.

Employment Arrangements with Our Named Executive Officers, page 137

14.

We note your disclosure that you have entered into employment agreements with Mr. de Garidel, Dr. Isaacsohn and Ms. Pearce. Please file these agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment, and confirms it will file such employment agreements in connection with a future amendment to the Draft Registration Statement.

Principal Stockholders, page 151

15.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by CinRx Pharma LLC.

In response to the Staff’s comment, the Company has revised the disclosure on page 157 of the Amended Draft Registration Statement.

General

16.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance of Section 5(d) of the Securities Act.

Cooley LLP 500 Boylston Street, 14th Floor, Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

October 13, 2021

Page Seven

* * * *

Please direct any questions or further comments concerning the Registration Statement or this response letter to either the undersigned at (617) 937-2335, Divakar Gupta of Cooley LLP at (212) 479-6474 or Courtney Thorne of Cooley LLP at (617) 937-2318.

Sincerely,

/s/ Ryan Sansom

Ryan Sansom

cc:	Marc de Garidel, CinCor Pharma, Inc.

Divakar Gupta, Cooley LLP

Courtney T. Thorne, Cooley LLP

Lisa Firenze, Wilmer Cutler Pickering Hale & Dorr LLP

Ryan S. Brewer, Wilmer Cutler Pickering Hale & Dorr LLP

Cooley LLP 500 Boylston Street, 14th Floor, Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com